SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM REGISTRATION no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTY-EIGHTH
ORDINARY MEETING OF THE BOARD OF DIRECTORS

1.

PLACE: Rua Coronel Dulcídio nº 800, city of Curitiba, state of Paraná. 2. DATE: March 27, 2019 – 12:30 p.m. 3. PRESIDING: MAURICIO SCHULMAN - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.

The Board of Directors has received and conducted a preliminary analysis of the Annual Management Report, the Balance Sheet and the other Financial Statements for fiscal year 2018, and decided that they will be resubmitted for deliberation, after receiving information from third parties and the final report of the independent reports, Deloitte Touche Tohmatsu Auditores Independentes, at an extraordinary meeting of the Board of Directors.

II.

The Board of Directors appreciated and analyzed the preliminary version of the Executive Board Proposal for the Allocation of Net Income for 2018 and for the Payment of Profit Sharing related to the Integration between Capital and Work and Incentive to Productivity, after which the Board of Directors decided to resubmit it for deliberation at an extraordinary meeting of the Board of Directors.

III.

The Board of Directors unanimously approved the Executive Board Proposal for a Capital Increase at Copel (Holding company) and the consequent amendment of article 5 of the Bylaws, as well as its submission to the Fiscal Council and the Shareholders’ Meeting.

IV.	The Board of Directors unanimously approved the technical study projecting the realization of deferred taxes.
V.

The Board of Directors unanimously approved the Company’s Policy for Donations and Voluntary Contributions and requested that the resulting developments of the rules and procedures be submitted for appreciation by this body.

VI.	The Board of Directors unanimously approved the issue of a corporate guarantee within the scope of the 3rd debenture issue of Copel Telecomunicações S.A.
VII.

The Board of Directors unanimously approved the extension of the maturity date of loan agreements entered into between the wind farms of Cutia Empreendimentos Eólicos S.A. and Copel Geração e Transmissão S.A. to April 30, 2019.

VIII.

The Board of Directors unanimously approved the issue of a corporate guarantee and the signature of Agreements for the Supply of Fuel and Distribution of Natural Gas to the Araucária Gas Power Plant – UEGA, subject to the presentation of a detailed legal opinion.

IX.

The Board of Directors appreciated the preliminary version of the Annual Report of the Statutory Audit Committee for 2018, which will be deliberated on together with the 2018 Financial Statements at the extraordinary meeting to be held on March 28, 2019.

X.

The members of the Board of Directors complimented the Company’s Internal Audit for receiving, at this meeting, the International Certificate issued by the Institute of Brazilian Internal Auditors, in which Copel obtained the highest qualification granted by this Institute.

XI.	The Board of Directors received a report on, debated the issue and requested greater expediency in the remediation process related to UEG Araucária Ltda. – UEGA.
XII.	The Board of Directors received a report from the Statutory Audit Committee regarding various matters.
XIII.	The Board of Directors received a report from the CEO regarding various corporate matters.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 188 t h Ordinary Board of Directors ’ Meeting was drawn up in the Company’s book no . 10 .

DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 28, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.